Exhibit 99.1

Maxar Technologies Advances Planned U.S. Domestication

Expects to be Incorporated in the United States in January 2019

WESTMINSTER, CO, Oct. 9, 2018 /CNW/ - Maxar Technologies Ltd. (NYSE and TSX: MAXR) ("Maxar" or the "Company"), a leading global provider of advanced space technology solutions for commercial and government markets, including satellites, Earth imagery, geospatial data and analytics, today announced that it is advancing its domestication into the United States and expects to complete this process in January 2019, subject to securityholder approval.

Howard Lance, president and chief executive officer of Maxar, said, "U.S. domestication has been planned for many years as part of the Company's U.S. Access Plan. Today's announcement represents an important milestone for Maxar and will further advance our efforts to service and compete for future U.S. government contracts. U.S. domestication will accelerate our growth trajectory and better position Maxar's corporate structure to support our business strategy."

Maxar will continue to list its shares on both the New York Stock Exchange (NYSE) and Toronto Stock Exchange (TSX). Maxar does not anticipate any impact on its employees, customers, suppliers, or other stakeholders as a result of its U.S. domestication. As previously announced, Maxar will transition to U.S. accounting standards and securities filings effective with its U.S. domestication. The Company believes this will make its financial results more transparent to a wider audience of investors and provide increased comparability with U.S. aerospace and defense peer companies. The Company committed to U.S. domestication no later than December 31, 2019 as part of its closing of its acquisition of DigitalGlobe on October 5, 2017.

A special meeting (the "Meeting") of securityholders of Maxar (the "Maxar Securityholders") will be held at 11:00 a.m. (Mountain Time) on November 16, 2018 to consider and vote on the proposed plan of arrangement (the "Arrangement"). Maxar Securityholders as of the close of business on October 12, 2018, the record date for the Meeting, will receive notice of and be entitled to vote at the Meeting.

The board of directors of Maxar unanimously determined that the U.S. Domestication is in the best interests of Maxar and is fair and reasonable, and unanimously resolved to recommend that Maxar Securityholders vote in favor of the Arrangement.

Details of the U.S. Domestication

The U.S. Domestication will proceed by way of a plan of arrangement (the "Arrangement") pursuant to the Business Corporations Act (British Columbia), whereby the ultimate parent company of Maxar will become an entity incorporated under the laws of the State of Delaware in the United States of America (the "U.S. Domestication"). It is anticipated that the new parent company will be named Maxar Technologies Inc. ("Maxar U.S."). Pursuant to the Arrangement, Maxar U.S. will acquire all of the issued and outstanding common shares of Maxar (the "Maxar Shares") in exchange for one share of common stock of Maxar U.S. (the "Maxar U.S. Shares") per Maxar Share. Following completion of the Arrangement and the U.S. Domestication, Maxar U.S. and its subsidiaries will carry on the business currently conducted by Maxar and its subsidiaries.

The terms and conditions of the Arrangement will be disclosed in further detail in a management information circular to be mailed to Maxar Securityholders in advance of the Meeting. A copy of the management information circular and related documents will be filed with the Canadian securities regulatory authorities and will be available under the Company's SEDAR profile at www.sedar.com, under the Company's EDGAR profile at www.sec.gov and on the Company's website at www.maxar.com.

In connection with the U.S. Domestication, the Toronto Stock Exchange has conditionally approved, and the New York Stock Exchange is expected to conditionally approve, the listing of the new U.S. parent, Maxar Technologies, Inc., under the symbol "MAXR", the same symbol under which Maxar shares are currently listed.

Subject to obtaining required court approvals, as well as the satisfaction of all other conditions precedent, if Maxar Securityholders vote in favor of the Arrangement, it is anticipated that the Arrangement will be completed on or about January 1, 2019.

Maxar Securityholders with questions regarding the Meeting are encouraged to contact Maxar's proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 toll-free in North America or at 416-304-0211 for collect calls outside of North America or by email at assistance@laurelhill.com.

Forward-Looking Statements

Certain statements and other information included in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") under applicable securities laws. Statements including words such as "may", "will", "could", "should", "would", "plan", "potential", "intend", "anticipate", "believe", "estimate" or "expect" and other words, terms and phrases of similar meaning are forward-looking statements. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements include, but are not limited to, statements related to the Arrangement, the U.S. Domestication, the timing of the Meeting, the required approvals and other statements that are not historical facts.

Forward-looking statements in this press release are based on certain key expectations and assumptions made by the Company. Although management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results to differ materially from the anticipated results or expectations expressed in this press release. Some of the key risks and uncertainties include, but are not limited to: failure to obtain the required third party approvals in a timely manner; failure of the U.S. Domestication to be completed for any reason (or to be completed in a timely manner); failure to achieve the perceived benefits of the U.S. Domestication, incurrence of costs associated with the U.S. Domestication beyond those estimated; unanticipated adverse tax consequences to Maxar and Maxar U.S. in connection with the U.S. Domestication; and the impact of the announcement of the U.S. Domestication on Maxar's business.

For further information with respect to these risks and uncertainties, reference should be made to the Company's continuous disclosure materials filed from time to time with Canadian and U.S. securities regulatory authorities, which are available online under the Company's SEDAR profile at www.sedar.com, under the Company's EDGAR profile at www.sec.gov or on the Company's website at www.maxar.com.

The forward-looking statements contained in this press release are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this release or other specified date and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable securities legislation.

About Maxar Technologies

As a global leader of advanced space technology solutions, Maxar Technologies (formerly MacDonald, Dettwiler and Associates) is at the nexus of the new space economy, developing and sustaining the infrastructure and delivering the information, services and systems that unlock the promise of space for commercial and government markets. As a trusted partner, Maxar Technologies provides vertically integrated capabilities and expertise including satellites, Earth imagery, robotics, geospatial data and analytics to help customers anticipate and address their most complex mission-critical challenges with confidence. With more than 6,500 employees in over 30 global locations, the Maxar Technologies portfolio of commercial space brands includes MDA, SSL, DigitalGlobe and Radiant Solutions. Every day, billions of people rely on Maxar to communicate, share information and data, and deliver insights that Build a Better World. Maxar trades on the Toronto Stock Exchange and New York Stock Exchange as MAXR. For more information, visit www.maxar.com.

Investor Relations Contact
Jason Gursky
Maxar Technologies
1-303-684-2207
jason.gursky@maxar.com

Media Contact
Turner Brinton
Maxar Technologies
1-303-684-4545
turner.brinton@maxar.com

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SOURCE Maxar Technologies Ltd.

View original content: http://www.newswire.ca/en/releases/archive/October2018/09/c1510.html

%CIK: 0001121142

CO: Maxar Technologies Ltd.

CNW 07:00e 09-OCT-18